UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                               (Amendment No. __)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  iPayment, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    46262E105
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)
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CUSIP No. 46262E105                   13G                      Page 2 of 6 Pages
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--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Carl A. Grimstad
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES     5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH               1,243,704
REPORTING          -------------------------------------------------------------
PERSON WITH          6      SHARED VOTING POWER

                            0
                   -------------------------------------------------------------
                     7      SOLE DISPOSITIVE POWER

                            1,243,704
                   -------------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,243,704
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.6%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
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CUSIP No. 46262E105                   13G                      Page 3 of 6 Pages
-------------------

Item 1(a).     Name of Issuer:

               iPayment, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               40 Burton Hills Boulevard, Suite 415, Nashville, Tennessee 37215

Item 2(a).     Name of Person Filing:

               Carl A. Grimstad

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of Carl A. Grimstad is:

                    c/o 40 Burton Hills Boulevard, Suite 415
                    Nashville, Tennessee 37215

Item 2(c).     Citizenship:

               The citizenship of Carl A. Grimstad is the United States of America.

Item 2(d).     Title of Class of Securities:

               Common stock, par value $0.01 per share

Item 2(e).     CUSIP Number:

               46262E105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act;

               (b) [ ] Bank as defined in section 3(a)(6) of the Act;
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CUSIP No. 46262E105                   13G                      Page 4 of 6 Pages
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               (c) [ ] Insurance company as defined in section 3(a)(19) of the
                       Act;

               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940;

               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);

               (h) [ ] A savings association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4.        Ownership.

               (a)  Amount beneficially owned: See Item 9 of cover page.

               (b)  Percent of class: See Item 11 of cover page.

               (c)  Number of shares as to which the person has:

                    (i) Sole power to vote or to direct the vote: See Item 5 of cover page.

                   (ii) Shared power to vote or to direct the vote: See Item 6 of cover page.

                  (iii)  Sole power to dispose or to direct the disposition of:
                         See Item 7 of cover page.

                   (iv) Shared power to dispose or to direct the disposition of: See Item 8 of cover page.

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CUSIP No. 46262E105                   13G                      Page 5 of 6 Pages
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Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

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CUSIP No. 46262E105                   13G                      Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

                                        By:  /s/ Carl A. Grimstad
                                           -------------------------------------
                                            Name:   Carl A. Grimstad